Exhibit 99.(d)(6)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

A Stock Company; Domiciled in [Alabama]

[www.protective.com]

ADDRESSES FOR HOME AND ADMINISTRATIVE OFFICE:

Street/Overnight: [2801 Highway 280 South, Birmingham, Alabama 35223]

U.S. Postal Mail: [P.O. Box 2606, Birmingham, Alabama 35202]

[1-800-866-9933]

LAPSE PROTECTION ENDORSEMENT

We have issued this endorsement as a part of the Policy to which it is attached to add Lapse Protection provisions to the Policy. All Policy provisions not expressly modified by this endorsement remain in full force and effect.

Lapse Protection: We guarantee, to the extent outlined herein, that this Policy will not lapse during the Lapse Protection Period, which is shown on the Policy Schedule, if for each month that this Policy has been in force the total premiums paid less any Withdrawals and Policy Debt equals or exceeds the Minimum Monthly Guarantee Amount multiplied by the number of completed policy months, including the current month, since the Policy Effective Date (the “Accumulated Minimum Monthly Guarantee Amount”).

If, on any Monthly Anniversary while the Lapse Protection is in effect, the Monthly Deduction would cause the Policy to lapse, we will waive the Monthly Deduction as required to maintain the Policy.

Any change in the benefits provided by this Policy or any attached riders, made subsequent to the Policy Effective Date and during the Lapse Protection Period, may result in a change to the Minimum Monthly Guarantee Amount. However, the changes will not extend the time period for the guarantee. The new Minimum Monthly Guarantee Amount and its effective date will be shown in a supplemental Policy Schedule.

If, on any Monthly Anniversary Day, the total premiums paid less any Withdrawals and Policy Debt does not equal or exceed the Accumulated Minimum Monthly Guarantee Amount, the Lapse Protection will not be in effect.. The Policy Value at the end of the Lapse Protection Period may be insufficient to keep the Policy in force unless additional payment is made. However, if the Policy Value is sufficient to pay Monthly Deductions, the Policy will not lapse, even after the end of the Lapse Protection Period.

We will notify you if additional Premiums are required to maintain the Lapse Protection.

Policy Changes, Loans or Partial Withdrawals may have an adverse effect on the benefits provided by this endorsement.

Termination: This endorsement terminates at the earlier of the end of the Lapse Protection Period or the termination of the Policy to which it is attached.

Reinstatement: If the Policy to which this endorsement is attached lapses at the end of the Grace Period and is reinstated according to Policy provisions, this endorsement will be reinstated.

Signed for the Company as of the Policy Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

[Felicia Lee]

[Secretary]

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